Mutual of America
MUTUAL OF AMERICA LIFE INSURANCE COMPANY
320 PARK AVENUE NEW YORK NY 10022-6839 212 224 1840 212 224 2518 FAX
AMY LATKIN VICE PRESIDENT AND ASSISTANT GENERAL COUNSEL CORPORATE LAW

Via Edgar Correspondence

April 21, 2010

Sonny Oh, Esq.
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:
Amendment to Response—SEC Staff Comments on Post-Effective Amendment No. 36 under the Securities Act of 1933 and No 38 under the Investment Company Act of 1940 to the Registration Statement on Form N-4 of Mutual of America Separate Account No. 2 (Section 457 Contract) (SEC File No. 033-05609, 811-03996)—Acceleration has been requested

Dear Mr. Oh:

On behalf of the registrant, Mutual of America Life Insurance Company, we have previously furnished responses to the comments that you provided by telephone to Thomas Martin and me on April 12, 2010 concerning the above referenced Post-Effective Amendments.

Per our telephone conversation on April 21, 2010, we are attaching a marked prospectus document that has been revised per our response letter to incorporate your comments. Accordingly, please consider this to be an attachment to our previously provided responses to your comments.

Very truly yours,

/s/ Amy Latkin

Amy Latkin